UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2017

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: Occidental Petroleum Corporation
Incoming letter dated January 4, 2017

Dear Ms. Ising:

This is in response to your letter dated January 4, 2017 concerning the shareholder proposal submitted to Occidental by John Chevedden. We also have received a letter from the proponent dated January 4, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

January 18, 2017

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Occidental Petroleum Corporation
Incoming letter dated January 4, 2017

The proposal asks the board to take the steps necessary (unilaterally if possible) to amend the bylaws and each appropriate governing document to give holders in the aggregate of 15% of the company's outstanding common stock the power to call a special shareowner meeting.

We are unable to concur in your view that Occidental may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Occidental may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

January 4, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Occidental Petroleum Corporation (OXY)
Special Shareowner Meetings
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 4, 2017 no-action request.

The resolved statement is clear.

The supporting statement is correct if "similar" is taken to mean close-to
and/or
the preceding text "It may be possible" is given some weight.

If "similar" is taken to mean exactly and "It may be" is overlooked then one digit in the supporting statement is incorrect.

The company claims that one digit in a supporting statement, that is not essential to the reason for the proposal, should swallow the resolved statement.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Nicole E. Clark <Nicole_Clark@oxy.com>

[OXY – Rule 14a-8 Proposal, November 6, 2016]
[This line and any line above it is not for publication.]

Proposal [4] – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary (unilaterally if possible) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 15% of our outstanding common stock the power to call a special shareowner meeting. This proposal does not impact our board's current power to call a special meeting.

Delaware law allows 10% of our shares to call a special meeting. Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This is important because there could be 15-months or more between annual meetings.

This shareholder empowerment proposal is particularly important because the price of our stock has been dead money for the last 5-years. Plus we gave 47% support to this proposal topic at our 2016 annual meeting. Support of 47% means that more than 51% of the shareholder who are experienced in matters of corporate governance have spoken. Our management should listen.

It may be possible to adopt this proposal by incorporating brief text similar to this into our governing documents:
"Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the Chairman of the Board or the President, and shall be called by the Chairman of the Board or President or Secretary upon the order in writing of a majority of or by resolution of the Board of Directors, or at the request in writing of stockholders owning 10% of the entire capital stock of the Corporation issued and outstanding and entitled to vote.

Please vote to enhance shareholder value:

Special Shareowner Meetings – Proposal [4]

[The line above is for publication.]

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
Eising@gibsondunn.com

Client: 67019-00100

January 4, 2017

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Occidental Petroleum Corporation*
Stockholder Proposal of John Chevedden
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Occidental Petroleum Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2017 Annual Meeting of Stockholders (collectively, the "2017 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from John Chevedden (the "Proponent").

Pursuant to Rule 14a-8(j), we:

- have filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2017 Proxy Materials with the Commission; and

- are sending copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Securities and Exchange Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> Resolved, Shareowners ask our board to take the steps necessary (unilaterally if possible) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 15% of our outstanding common stock the power to call a special shareowner meeting. This proposal does not impact our board's current power to call a special meeting.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading Because The Proposal Requests Alternative And Inconsistent Actions.

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff has consistently taken the position that a stockholder proposal is excludable under Rule 14a-8(i)(3) as vague and indefinite if "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."); *Capital One Financial Corp.* (avail. Feb. 7, 2003) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its stockholders "would not know with any certainty what they are voting either for or against"); *Fuqua Industries, Inc.* (avail. Mar. 12, 1991) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) where a company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal").

More specifically, a stockholder proposal is excludable under Rule 14a-8(i)(3) if it is internally inconsistent so that neither the stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. For example, in *Newell Rubbermaid Inc.* (avail. Feb. 21, 2012), the Staff concurred in the exclusion of a proposal pursuant to Rule 14a-8(i)(3) that sought to permit stockholders to call special meetings but presented two different standards for determining the number of stockholders entitled to call special meetings. The proposal's request specified that either (i) stockholders "holding not less than one-tenth[] of the voting power of the [c]orporation" or (ii) "the lowest percentage of [the company's] outstanding common stock permitted by state law" should be able to call a special meeting. The company argued that applicable state law did not impose a minimum standard and the proposal did not provide additional guidance, so it was unclear whether implementing the proposal would "require a stock ownership threshold of 'one-tenth' of the company's voting power, a threshold equal to 'the lowest percentage' permitted by [state] law, or" whether the company would be able to choose between the two options. In its concurrence, the Staff noted that "in applying this particular proposal to [the company], neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

See also The Home Depot Inc. (avail. Mar. 12, 2014, *recon. denied* Mar. 27, 2014) (concurring with exclusion under Rule 14a-8(i)(3) where the proposal in one instance called on the company's board to prepare a "Sustainability Report" and in another that the report should be prepared by an "independent third party organization with no financial or organizational ties" to the company); *General Electric Co.* (avail. Jan. 14, 2013) (concurring with exclusion under Rule 14a-8(i)(3) where the company argued that it was impossible to reconcile the proposal's recommendation that certain executives not exercise certain stock options for life but return their shares to the company once those same options had vested); *Bank of America Corp.* (avail. Mar. 12, 2013) (concurring with exclusion under Rule 14a-8(i)(3) where the proposal requested the formation of a committee to explore "extraordinary transactions" but offered a definition for extraordinary transaction that was inconsistent with examples given throughout the proposal and the supporting statement); *Verizon Communications Inc.* (avail. Feb. 21, 2008) (concurring with exclusion of a proposal attempting to set formulas for short- and long-term incentive-based executive compensation where, because the calculation methods were inconsistent with each other, the company could not determine how to implement the proposal).

As with the proposal in *Newell Rubbermaid* and the other precedents above, the Proposal is so vague and indefinite that it is inherently misleading because the Proposal requests alternate and inconsistent actions. The Proposal sets forth multiple and inconsistent alternatives for how to implement the Proposal and fails to provide any guidance as to how the ambiguities resulting from the Proposal's inconsistent language should be resolved. Specifically:

- The Proposal's Resolved clause requests that the Company amend its governing documents to "give [stock]holders in the aggregate of ***15%*** of [the Company's] outstanding common stock the power to call a special shareowner meeting" (emphasis added).

- But later, the Proposal provides inconsistent model language to incorporate into the Company's governing documents in order to "adopt" the Proposal. The text to be "incorporat[ed]" is set forth in the Proposal—and is in quotation marks, indicating it is the text that could be used to implement the 15% threshold—and states that a special meeting of stockholders may be called "at the request in writing of stockholders owning ***10%*** of the entire capital stock of the C[ompany] issued and outstanding and entitled to vote" (emphasis added).

Thus, the Proposal presents the same situation as in *Newell Rubbermaid*, because the Company and its stockholders cannot be sure what stock ownership threshold for calling special meetings of stockholders would implement the Proposal. Specifically, the Proposal's inconsistent language requesting a stock ownership threshold of 15% to call a special meeting but then stating that the Proposal can be implemented by amending the Company's governing documents to provide for a 10% stock ownership threshold means that "neither the stockholders voting on the [P]roposal, nor the [C]ompany in implementing the [P]roposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the [P]roposal requires." SLB 14B. Adding to this ambiguity is the first sentence of the Proposal's supporting statement, which refers to an alternative standard in asserting that "Delaware law allows ***10%*** of [the Company's] shares to call a special meeting" (emphasis added), immediately after requesting the 15% stock ownership threshold in the Resolved clause. Thus, the Proposal presents inconsistent standards regarding what threshold of shareholders (15% or 10%) should be able to call special meetings.

Due to the Proposal's inconsistent standards, and consistent with *Newell Rubbermaid* and other Staff precedents, it is impossible for either the Board or the Company's stockholders "to comprehend precisely what the [P]roposal would entail." Accordingly, we believe the

Proposal is impermissibly vague and misleading and, therefore, excludable in its entirety under Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2017 Proxy Materials pursuant to Rule 14a-8(i)(3). We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Nicole E. Clark, the Company's Associate General Counsel, at (713) 215-7550.

Sincerely,

Elizabeth Ising

Elizabeth A. Ising

Enclosures

cc: Nicole E. Clark, Occidental Petroleum Corporation
John Chevedden

EXHIBIT A

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

Ms. Marcia E. Backus
Corporate Secretary
Occidental Petroleum Corporation (OXY)
5 Greenway Plaza
Suite 110
Houston, TX 77046
PH: 713-215-7000
FX: 713-215-7095

Dear Ms. Backus,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve compnay performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

John Chevedden

November 6, 2016
Date

cc: Nicole E. Clark <Nicole_Clark@oxy.com>
Associate General Counsel
Norma Valadez <Norma_Valadez@oxy.com>
Jenarae Garland <Jenarae_Garland@oxy.com>

[OXY – Rule 14a-8 Proposal, November 6, 2016]
[This line and any line above it is not for publication.]
Proposal [4] – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary (unilaterally if possible) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 15% of our outstanding common stock the power to call a special shareowner meeting. This proposal does not impact our board's current power to call a special meeting.

Delaware law allows 10% of our shares to call a special meeting. Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This is important because there could be 15-months or more between annual meetings.

This shareholder empowerment proposal is particularly important because the price of our stock has been dead money for the last 5-years. Plus we gave 47% support to this proposal topic at our 2016 annual meeting. Support of 47% means that more than 51% of the shareholder who are experienced in matters of corporate governance have spoken. Our management should listen.

It may be possible to adopt this proposal by incorporating brief text similar to this into our governing documents:
"Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the Chairman of the Board or the President, and shall be called by the Chairman of the Board or President or Secretary upon the order in writing of a majority of or by resolution of the Board of Directors, or at the request in writing of stockholders owning 10% of the entire capital stock of the Corporation issued and outstanding and entitled to vote.

Please vote to enhance shareholder value:
Special Shareowner Meetings – Proposal [4]
[The line above is for publication.]

John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email
FISMA & OMB Memorandum M-07-16

Occidental Petroleum Corporation

5 Greenway Plaza, Suite 110, Houston, Texas 77046
Telephone 713.215.7550 Fax 713.985.8736

Nicole E. Clark
Associate General Counsel

November 7, 2016

VIA FEDERAL EXPRESS
AND VIA EMAIL

John Chevedden

FISMA & OMB Memorandum M-07-16

Re: Stockholder Proposal for 2017 Annual Meeting

Dear Mr. Chevedden:

I am writing to acknowledge receipt of the proposal you submitted on November 6, 2016 by email for the 2017 Annual Meeting of the Stockholders of Occidental Petroleum Corporation ("Occidental").

As we have asked in prior years, pursuant to subparagraphs (b) and (f) of Rule 14a-8 under the Securities Exchange Act of 1934 (a copy of which is included herewith), please provide the following ownership verification information:

1. If your shares are held by a DTC participant or an affiliate of a DTC participant, a written statement from the record holder of shares (a) confirming that it is a DTC participant or an affiliate of a DTC participant, and (b) verifying the number of shares held for you as of November 6, 2016 and that it has held at least the required amount of Occidental Common Stock (at least $2,000 in market value, or 1% of Occidental Common Stock) for you continuously for at least one year prior to and including November 6, 2016, the date of submission of your proposal.

2. If your shares are held through a broker or bank or other entity that is not a DTC participant or an affiliate of a DTC participant, (a) a written statement from the holder verifying the number of shares held for you as of November 6, 2016 and that it has held at least the required amount of Occidental Common Stock (at least $2,000 in market value, or 1% of Occidental Common Stock) for you continuously for at least one year prior to and including November 6, 2016, the date of submission of your proposal and (b) an additional written statement of ownership from the DTC participant (or an affiliate thereof) verifying the holdings of that holder continuously for at least one year prior to and including November 6, 2016, the date of submission of your proposal.

All statements must be postmarked or transmitted electronically no later than fourteen days from the date you receive this notification. If we do not receive the statement(s), we will seek to have the proposal excluded on the basis of eligibility.

If you have any questions, please do not hesitate to contact me.

Very truly yours,

Nicole E. Clark

NEC:nv

cc: Elliott Heide
Jenarae N. Garland

Personal Investing PO Box 770001
Cincinnati, OH 45277-0045

Fidelity INVESTMENTS

OXY

Post-it® Fax Note 7671	Date 11-15-16 # of pages ▶
To Nicole Clark	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # ***FISMA & OMB Memorandum M-07-16***
Fax # 713-985-8736	Fax #

November 15, 2016

John R. Chevedden
Via facsimile to: ***FISMA & OMB Memorandum M-07-16***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than 50 shares of Occidental Petroleum Corporation (CUSIP: 674599105, trading symbol: OXY), no fewer than 100 shares of General Dynamics Corporation (CUSIP: 369550108, trading symbol: GD), no fewer than 50 shares of L3 Communications Holdings, Inc. (CUSIP: 502424104, trading symbol: LLL), no fewer than 100 shares of CBRE Group, Inc. (CUSIP: 12504L109, trading symbol: CBG) and no fewer than 100 shares of the Boeing Company (CUSIP: 097023105, trading symbol: BA) since October 1, 2015.

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-397-9945 between the hours of 8:30 a.m. and 5:00 p.m. Central Time (Monday through Friday) and entering my extension 15838 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W164514-14NOV16